Exhbit 99.1

FOR IMMEDIATE RELEASE

Enzymotec Ltd. Expands VAYA Product Portfolio with Five Nutritional
 Supplements Acquired from Union Springs Healthcare

Roger Griggs, Acclaimed Health Care Entrepreneur, Becomes Senior Advisor to Help Grow
 Sales Channels

MIGDAL HA'EMEQ, Israel, August 30, 2017 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and nutritional products, today announced that it has acquired all rights pertaining to five nutritional products from Union Springs Healthcare, LLC, a company founded by renowned health care entrepreneur, Roger Griggs. The products – formulated to help support brain health, behavior and sleep – will be produced, sold and marketed through Enzymotec’s U.S.-based VAYA Pharma Inc. In addition, Roger Griggs will now act as a senior advisor to the company.

“This acquisition demonstrates the tremendous expansion opportunities we see in VAYA as we work diligently to execute on our renewed growth strategy. We look forward to collaborating with Roger Griggs as his expertise aligns with Enzymotec’s mission to enhance personal health and well-being across the entire health spectrum,” commented Erez Israeli, Enzymotec’s President and Chief Executive Officer. “We remain focused on VAYA’s profitability as these complementary products will immediately contribute to revenue. Additionally, to support our expanded portfolio we intend to partner with local pharmacies, institute a new digital marketing platform with consumer support groups and launch social media programs to drive increased awareness and sales.”

Under the terms of the agreement, Enzymotec will receive all rights to Union Springs Healthcare’s portfolio of clinically validated nutritional supplement products. Union Springs Healthcare will receive an upfront cash payment of $3.6 million as well as warrants to purchase up to 200,000 shares of the Company’s common stock (with an exercise price calculated using the 45-day average closing price of the Company’s shares before the closing). In addition, Union Springs Healthcare will receive single digit royalties on sales, as well as milestone payments up to an additional total of $22 million based on the achievement of sales targets ranging from $10 million to $100 million.

Roger Griggs, Founder of Union Springs Healthcare, stated “We have the unique opportunity to further define the growing ‘specialty nutrition’ space, which creates new options for healthcare practitioners to better manage their patients’ needs with lower costs. The addition of our products and existing partnerships will broaden the reach of the products, enhance channels of distribution and improve field call efficiencies across the board. We also look forward to leveraging Enzymotec’s formidable science and sales and marketing infrastructure to scale up our existing collaborations with healthcare professionals who are searching for a clinically validated yet more natural approach to medicine.”

The five products joining VAYA’s product portfolio include:

LuciPlex®: A comprehensive brain health formula comprised of a proprietary blend of primarily natural based ingredients formulated and clinically validated to help support memory, focus and cognition.

NoctoPlex®: A sleep formula comprised of a proprietary blend of primarily natural based ingredients that is formulated to enhance the duration and quality of sleep. NoctoPlex is drug-free, safe, and non-habit forming.

NoctoPlex® for Kids: A first-of-its-kind sleep formula designed specifically for children 5-17 years of age. This unique formula is comprised of a proprietary blend of primarily natural ingredients that is formulated to enhance the onset, duration and quality of sleep. NoctoPlex for Kids is drug-free, safe and non-habit forming.

AddiVance® for Kids: A comprehensive behavioral formula that supports focus and cognition. AddiVance is a bio-optimized dietary supplement designed to address dietary deficiencies common to maturing children and actively works to promote behavior improvement.

Livenium™: A product that is currently under the final stages of development as a comprehensive calmness facilitating product.

About Union Springs Healthcare, LLC

Union Springs Healthcare is a privately held healthcare company committed to providing healthcare professionals and their patients with a diversified portfolio of prescription quality, primarily naturally derived healthcare products. Union Springs Healthcare products are developed to provide adjunctive health benefits to physicians, pharmacists and their patients.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; new Chinese regulations relating to infant formula came into force on October 2016 and others are constantly evaluated, affecting the ability of our customers to market infant nutrition products containing INFAT®, which could adversely affect our revenues and results of operations; we rely on our Swedish joint venture partner to manufacture INFAT®; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; our inventories include sensitive compounds which may face spoilage or obsolescence; our inventory remains relatively high compared to our manufacturing needs, difficult to manage and sensitive to adverse processes or events and, in addition, our ability to manage it remains subject to other external factors such as market trends, regulatory and import constraints as well as certain damaging events, quality concerns and regulatory issues, U.S. import constraints and certain accreditation needs, all of which may have an adverse effect on our profitability; a significant portion of the sales of our INFAT® product is to a small number of customers and if such customers were to suffer financially or reduce their use of INFAT® our business could be materially adversely affected; variations in the cost of raw materials for the production of our products may have a material adverse effect on our business, financial condition and results of operations; our offering of products as "medical foods" may be challenged by regulatory authorities; the outcome of the Company's discussions with the FDA relating to the Import Alert; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are dependent on a single facility that houses the majority of our operations, and disruptions at this facility could negatively affect our business, financial condition and operations; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products and if we cannot secure sufficient supply sources at competitive prices or need to utilize a greater percentage of frozen krill than anticipated with current inventory levels, our gross profits from the sale of krill oil will be adversely affected; we anticipate that the markets in which we participate will become more competitive due in part to business combinations among existing competitors, the arrival of new competitors and technological developments; our results are subject to quarterly fluctuations; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia, and any infringement of intellectual property of others could require us to pay royalties; unfavorable publicity or consumer perception of our products, such as krill oil, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; our ability to obtain krill may be affected by conservation regulation or initiatives; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; if we are unable to maintain manufacturing efficiency and quality and meet our customers’ needs, our financial performance could be adversely affected; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; our dependence on international sales, which expose us to risks associated with the business environment in those countries; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact

Enzymotec Ltd.
Dror Israel
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)

The Ruth Group
Tram Bui / Alexander Lobo
Phone: 646-536-7035 / 7037
tbui@theruthgroup.com
 alobo@theruthgroup.com